Exhibit 99.1

Boqii Announces Fourth Quarter and Full Fiscal Year 2022

Unaudited Financial Results

Fourth Quarter Revenues of RMB249.9 million, up 8.4% year-over-year

Full Year Revenues of RMB1,186.4 million, up 17.4 % year-over-year

SHANGHAI, China, June 6, 2022 (PRN Newswire) -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended March 31, 2022.

Fiscal Q4 2022 Operational and Financial Highlights

•	Total revenues were RMB249.9 million (US$39.4 million), representing an increase of 8.4% from RMB230.4 million in the same quarter of fiscal year 2021.

•	Net loss was RMB22.2million (US$3.5 million), representing a decrease of 46.7% from net loss of RMB41.5 million in the same quarter of fiscal year 2021.

•	Adjusted net loss was RMB23.5 million (US$3.7 million), representing a decrease of 39.7% from adjusted net loss of RMB38.9 million in the same quarter of fiscal year 2021.

•	EBITDA[1] was a loss of RMB18.7 million (US$2.9 million), representing a decrease of 51.9% from loss of RMB38.8 million in the same quarter of fiscal year 2021.

•	Total GMV[2] was RMB606.0 million (US$95.59 million), representing an increase of 9.4% from RMB553.7 million in the same quarter of fiscal year 2021.

•	Active buyers were 1.5 million, representing an increase of 14.8% from 1.3 million in the same quarter of fiscal year 2021.

Fiscal Year 2022 Operational and Financial Highlights

•	Total revenues were RMB1,186.4 million (US$187.2 million), representing an increase of 17.4% from RMB1,011.0 million in the fiscal year 2021.

•	Net loss was RMB132.8 million (US$21.0 million), representing a decrease of 31.3% from net loss of RMB193.2 million in the fiscal year 2021.

•	Adjusted net loss was RMB121.2 million (US$19.1 million), representing a decrease of 18.9% from adjusted net loss of RMB149.6 million in the fiscal year 2021.

•	EBITDA was a loss of RMB121.3 million (US$19.1 million), representing a decrease of 31.4% from loss of RMB176.9 million in the fiscal year 2021.

•	Total GMV was RMB2,907.2 million (US$458.6 million), representing an increase of 19.4% from RMB2,435.2 million in the fiscal year 2021.

•	Active buyers were 5.0 million, representing an increase of 30.4% from 3.8 million in the fiscal year 2021.

_________________

[1]EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses. EBITDA is a Non-GAAP financial measurement. Please refer to “Non-GAAP financial measurement”.

[1]GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.

CEO & CFO Quote

“ Despite challenges brought by Covid-19 and various unprecedented changes in Fiscal 2022, we still delivered strong results that shows steady growth in all four quarters. Our Full year GMV grew 19.4% to RMB2.9 billion, and active buyers up by 30.4% to 5.0 million.” Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented, “Under the continuing influence of Covid-19 and the dynamic pandemic control policy, we strengthened our supply-chain and helped procure necessary supplies to our community across 12 districts in Shanghai within a short period of time. And we continued to expand our portfolio of quality content, products, and services to acquire competitive advantages in the complex economic environment. "

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented: “We had a solid fiscal year with a 17.4% year over year revenue growth and a 30.4% increase in active buyers. For the full year of 2022 was a year of setting new record, with revenue reaching nearly RMB1.2 billion and gross profit margin reaching 20.5%. These excellent results were driven by our 5.0 million spending customers. We expect to see the trend continue long into the future as we expand our portfolio offerings, strengthen our supply-chain and establish more key Boqii experience touchpoints. We believe the continuous growth momentun from active buyers and gross profit margin will allow us to capture more opportunities in the challenging pet market."

Fiscal Q4 2022 Financial Results

Total revenues were RMB249.9 million (US$39.4 million), representing an increase of 8.4% from RMB230.4 million in the same quarter of fiscal year 2021. The increase was primarily due to the continued organic growth of our business.

Revenues (in million)	Three Months Ended March 31%
	2022	2021	change
	RMB	RMB	YoY
Product sales	242.3	225.0	7.7%
• Boqii Mall	96.5	87.4	10.4%
• Third party e-commerce platforms	145.8	137.6	6.0%
Online marketing and information services and other revenue	7.6	5.4	39.3%
Total	249.9	230.4	8.4%

Gross profit was RMB53.7 million (US$8.5 million), representing an increase of 18.7% from RMB45.3 million in the same quarter of fiscal year 2021.

Gross margin was 21.5%, representing an increase of 190 basis points from 19.6% in the same quarter of fiscal 2021.

Operating expenses were RMB78.3 million, representing a decrease of 3.8% from RMB81.4 million in the same quarter of fiscal year 2021. Operating expenses as a percentage of total revenues was 31.3%, down from 35.3% in the same quarter of fiscal year 2021.

•	Fulfillment Expenses were RMB33.9 million, compared to RMB24.0 million in the same quarter of fiscal year 2021. Fulfillment expenses as a percentage of total revenues were 13.6%, up from 10.4% in the same quarter of fiscal year 2021. The increase was primarily due to increased shipping and handling expenses, which resulted from temporary logistics price increases and transportation restrictions due to the outbreak of Covid-19 clusters in China starting from January 2022.

•	Sales and marketing expenses were RMB33.3 million, compared to RMB38.8 million in the same quarter of fiscal year 2021. Sales and marketing expenses as a percentage of total revenue were 13.3%, down from 16.8% in the same quarter of fiscal year 2021. The decrease was primarily due to decrease of advertising expenses amount to RMB9.6 million and increase of staff costs amount to 2.2 million compared with the same quarter of fiscal year 2021.The decrease of advertising expenses was primarily due to the increased proportion of revenue generated from more cost-efficient channels.

•	General and administrative expenses were RMB11.2 million, representing a decrease of 39.8% from RMB18.6 million in the same quarter of fiscal year 2021. General and administrative expenses as a percentage of total revenue were 4.5%, down from 8.1% in the same quarter of fiscal year 2021. The decrease was primarily due to:(i) the decrease of share-based compensation expense of RMB2.7 million compared with the same quarter of fiscal year 2021; (ii) the decrease of professional fees of RMB2.4 million incurred in connection with our IPO in the same quarter of fiscal year 2021; (iii) the decrease of research and development expense amount to RMB1.8 million compared with the same quarter of fiscal year 2021.

Operating loss was RMB24.4 million (US$3.8 million), representing a decrease of 32.4% from RMB36.1 million in the same quarter of fiscal year 2021.

EBITDA was a loss of RMB18.7million (US2.9 million), representing a decrease of 51.9% from loss of RMB38.8 million in the same quarter of fiscal year 2021.

Net loss was RMB22.2 million (US$3.5 million), representing a decrease of 46.7% from net loss of RMB41.5 million in the same quarter of fiscal year 2021.

Adjusted net loss was RMB23.5 million (US$3.7 million), representing a decrease of 39.7% from adjusted net loss of RMB38.9 million in the same quarter of fiscal year 2021.

Diluted net loss per share was RMB0.33 (US$0.05), representing a decrease of 45.9% from diluted net loss per share of RMB0.61 in the same quarter of fiscal year 2021.

Total cash and cash equivalents and short-term investments were RMB290.9 million (US$45.9 million), compared to RMB315.7 million as of December 31, 2021.

Fiscal Year 2022 Financial Results

Total revenues were RMB1,186.4 million (US$187.2 million), representing an increase of 17.4% from RMB1,011.0 million in the fiscal year 2021. The increase was primarily due to the continued organic growth of our business, coupled with the recovery of China’s economy from Covid-19.

Revenues (in million)	Fiscal Year Ended March 31%
	2022	2021	change
	RMB	RMB	YoY
Product sales	1,137.3	1,003.2	13.4%
• Boqii Mall	433.6	385.6	12.4%
• Third party e-commerce platforms	703.7	617.6	14.0%
Online marketing and information services and other revenue	49.1	7.8	529.8%
Total	1,186.4	1,011.0	17.4%

Gross profit was RMB242.7 million (US$38.3 million), representing an increase of 29.6% from RMB187.3 million in the fiscal year 2021.

Gross margin was 20.5%, representing an increase of 200 basis points from 18.5% in the fiscal year 2021.

Operating expenses were RMB381.3 million, representing a decrease of 3.3% from RMB394.4 million in the fiscal year 2021. Operating expenses as a percentage of total revenues was 32.1%, down from 39.0% in the fiscal year 2021.

•	Fulfillment Expenses were RMB134.0 million, compared to RMB120.2 million in the fiscal year 2021. Fulfillment expenses as a percentage of total revenues were 11.3%, down from 11.9% in the fiscal year 2021. The decrease was mainly due to: (i) the improved utilization of warehouses by adjusting inventory mix; and (ii) reduced delivery cost through renegotiation of existing agreements with third-party delivery service providers.

•	Sales and marketing expenses were RMB171.0 million, compared to RMB160.2 million in the fiscal year 2021. Sales and marketing expenses as a percentage of total revenue were 14.4%, down from 15.8% in the fiscal year 2021. The decrease was mainly due to the lower customer acquisition cost, as we employed more cost-efficient channels and generated more revenue from Boqii Mall, where the customer acquisition cost is minimal.

•	General and administrative expenses were RMB76.2 million, representing a decrease of 33.1% from RMB114.0 million in the fiscal year 2021. General and administrative expenses as a percentage of total revenue were 6.4%, down from 11.3% in the fiscal year 2021. The decrease was primarily attributed to lower share-based compensation expense. For the fiscal year 2021 and 2022, the share-based compensation expenses were RMB 42.1 million and RMB 11.7 million respectively. Pursuant to the Amended and Restated 2018 Global Share Plan, the performance condition for options granted thereunder was satisfied upon completion of our IPO; and as a result, the company, upon the completion of the IPO, recorded RMB39.8 million of cumulative share-based compensation expenses for those options for which the vesting conditions had been satisfied as of such date.

Operating loss was RMB138.2 million (US$21.8 million), representing a decrease of 32.9% compared to RMB206.0 million in the fiscal year 2021.

EBITDA was a loss of RMB121.3 million (US$19.1 million), representing a decrease of 31.4% from loss of RMB176.9 million in the fiscal year 2021.

Net loss was RMB132.8 million (US$21.0 million), representing a decrease of 31.3% from net loss of RMB193.2 million in the fiscal year 2021.

Adjusted net loss was RMB121.2 million (US$19.1 million), representing a decrease of 18.9% from adjusted net loss of RMB149.6 million in the fiscal year 2021.

Diluted net loss per share was RMB1.90 (US$0.30), compared to diluted net loss per share of RMB1.29 in the fiscal year 2021.

Total cash and cash equivalents and short-term investments were RMB290.9 million (US$45.9 million), compared to RMB315.7 million as of December 31, 2021.

Conference Call

Boqii’s management will hold a conference call to discuss the financial results at 8:00 AM on Monday, June 6, 2022, U.S. Eastern Time (8:00 PM on Monday, June 6, 2022, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers. Please ask to be joined into the Boqii Holding Limited call

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800-963976
Mainland China	86 4001-206115
Passcode	3392253

A replay of the conference call may be accessed by phone at the following numbers until June 13, 2022.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	3959264

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely adjusted net loss, adjusted net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted net loss as net loss excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) adjusted net loss margin as adjusted net loss as a percentage of total revenues, (iii) EBITDA as net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes adjusted net loss, adjusted net loss margin, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com

	As of March 31, 2021	As of March 31, 2022	As of March 31, 2022
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	292,237	162,855	25,690
Short-term investments	168,546	128,084	20,205
Accounts receivable, net	45,732	49,231	7,766
Inventories, net	91,551	109,921	17,340
Prepayments and other current assets	85,261	116,738	18,415
Amounts due from related parties	11,465	11,726	1,850
Total current assets	694,792	578,555	91,266
Non-current assets:
Property and equipment, net	8,386	7,779	1,227
Intangible assets	29,537	25,544	4,029
Operating lease right-of-use assets	29,234	38,567	6,084
Long-term investments	74,330	82,319	12,986
Goodwill	40,184	40,684	6,418
Other non-current asset	4,111	4,861	767
Total non-current assets	185,782	199,754	31,511
Total assets	880,574	778,309	122,777
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	85,566	161,126	25,417
Accounts payable	71,848	94,224	14,863
Salary and welfare payable	6,309	6,871	1,084
Accrued liabilities and other current liabilities	30,055	27,324	4,310
Amounts due to related parties, current	910	219	35
Contract liabilities	3,866	7,007	1,105
Operating lease liabilities, current	8,063	10,001	1,578
Derivative liabilities	9,996	9,086	1,433
Total current liabilities	216,613	315,858	49,825
Non-current liabilities
Deferred tax liabilities	8,958	4,847	765
Operating lease liabilities, non-current	19,997	28,197	4,448
Long-term borrowings	68,075	-	-
Other debts, non-current	433,292	181,062	28,562
Total non-current liabilities	530,322	214,106	33,775
Total liabilities	746,935	529,964	83,600

Mezzanine equity
Redeemable non-controlling interests	5,946	6,522	1,029
Total mezzanine equity	5,946	6,522	1,029
Stockholders’ equity:
Class A ordinary shares (US$0.001 par value; 129,500,000 shares authorized, 54,505,108 and 55,709,591 shares issued and outstanding as of March 31 ,2021 and March 31, 2022, respectively)	364	372	59
Class B ordinary shares (US$0.001 par value; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31,2021 and March, 31, 2022, respectively)	82	82	13
Additional paid-in capital	3,272,612	3,295,336	519,826
Statutory reserves	3,047	3,433	542
Accumulated other comprehensive loss	(20,172)	(46,069)	(7,267)
Accumulated deficit	(2,759,882)	(2,889,233)	(455,765)
Receivable for issuance of ordinary shares	(413,377)	(164,746)	(25,988)
Total Boqii Holding Limited shareholders’ equity	82,674	199,175	31,420
Non-controlling interests	45,019	42,648	6,728
Total shareholders’ equity	127,693	241,823	38,148
Total liabilities, mezzanine equity and shareholders’ equity	880,574	778,309	122,777

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Product sales	225,013	242,307	38,223	1,003,197	1,137,329	179,409
Online marketing and information services and other revenue	5,420	7,550	1,191	7,788	49,100	7,745
Total revenues	230,433	249,857	39,414	1,010,985	1,186,429	187,154
Total cost of revenue	(185,179)	(196,132)	(30,939)	(823,686)	(943,698)	(148,865)
Gross profit	45,254	53,725	8,475	187,299	242,731	38,289
Operating expenses:
Fulfillment expenses	(23,964)	(33,852)	(5,340)	(120,188)	(134,026)	(21,142)
Sales and marketing expenses	(38,808)	(33,275)	(5,249)	(160,201)	(170,986)	(26,972)
General and administrative expenses	(18,596)	(11,192)	(1,765)	(113,972)	(76,248)	(12,028)
Other income, net	21	193	30	1,067	280	44
Loss from operations	(36,093)	(24,401)	(3,849)	(205,995)	(138,249)	(21,809)
Interest income	5,880	2,143	338	17,553	15,477	2,441
Interest expense	(7,101)	(3,890)	(614)	(27,650)	(20,884)	(3,294)
Other (losses)/gain, net	(4,996)	2,361	372	11,332	6,020	950
Fair value change of derivative liabilities	960	1,493	236	11,369	2,824	445
Loss before income tax expenses	(41,350)	(22,294)	(3,517)	(193,391)	(134,812)	(21,267)
Income taxes expenses	459	165	26	871	1,571	248
Share of results of equity investees	(641)	(34)	(5)	(696)	418	65
Net loss	(41,532)	(22,163)	(3,496)	(193,216)	(132,823)	(20,954)
Less: Net (loss)/income attributable to the non-controlling interest shareholders	(909)	261	41	1,228	(4,433)	(699)
Net loss attributable to Boqii Holding Limited	(40,623)	(22,424)	(3,537)	(194,444)	(128,390)	(20,225)
Accretion on convertible redeemable preferred shares to redemption value	-	-	-	120,873	-	-
Accretion on redeemable non-controlling interests to redemption value	(138)	(147)	(23)	(138)	(575)	(91)
Deemed dividend to preferred shareholders	-	-	-	(12,547)	-	-
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(40,761)	(22,571)	(3,560)	(86,256)	(128,965)	(20,346)

Net loss	(41,532)	(22,163)	(3,496)	(193,216)	(132,823)	(20,954)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	3,431	(3,026)	(477)	(32,148)	(16,529)	(2,606)
Unrealized securities holding (loss)/gains	(423)	(9,368)	(1,478)	772	(9,368)	(1,478)
Total comprehensive loss	(38,524)	(34,557)	(5,451)	(224,592)	(158,720)	(25,038)
Less: Total comprehensive (loss)/income attributable to non-controlling interest shareholders	(909)	261	41	1,228	(4,433)	(699)
Total comprehensive loss attributable to Boqii Holding Limited	(37,615)	(34,818)	(5,492)	(225,820)	(154,287)	(24,339)

Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(0.61)	(0.33)	(0.05)	(1.29)	(1.90)	(0.30)
— diluted	(0.61)	(0.33)	(0.05)	(1.29)	(1.90)	(0.30)
Weighted average number of ordinary shares
— basic	66,953,610	68,832,483	68,832,483	66,953,610	68,006,172	68,006,172
— diluted	66,953,610	68,832,483	68,832,483	66,953,610	68,006,172	68,006,172

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2021	2022	2021	2022
	RMB	RMB	RMB	RMB

Net loss	(41,532)	(22,163)	(193,216)	(132,823)
Fair value change of derivative liabilities	(960)	(1,493)	(11,369)	(2,824)
Share-based compensation	3,600	194	55,022	14,409
Adjusted Net Loss	(38,892)	(23,462)	(149,563)	(121,238)
Adjusted Net Loss Margin	(16.9%)	(9.4%)	(14.8%)	(10.2%)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2021	2022	2021	2022
	RMB	RMB	RMB	RMB

Net loss	(41,532)	(22,163)	(193,216)	(132,823)
Income tax expenses	(459)	(165)	(871)	(1,571)
Interest expenses	7,101	3,890	27,650	20,884
Interest income	(5,880)	(2,143)	(17,553)	(15,477)
Depreciation and amortization	1,946	1,888	7,081	7,678
EBITDA	(38,824)	(18,693)	(176,909)	(121,309)
EBITDA Margin	(16.8%)	(7.5%)	(17.5%)	(10.2%)